Exhibit 99.1

Directors, Executive Officers and Capitalization of the Expected Subsidiary Guarantors

Name of Expected Subsidiary Guarantor	Title of Class	Ownership	Officers	Directors
Egalet Limited	Ordinary Shares	100%	Robert S. Radie — President Mark Strobeck — Treasurer and Secretary	Robert S. Radie Mark Strobeck
Egalet US Inc.	Common Stock	100%	Robert S. Radie — President Mark Strobeck — Treasurer and Secretary	Robert S. Radie Mark Strobeck